Exhibit 99.3

Tahoe Resources Reports Strong Third Quarter

Record Silver Production at the Escobal Mine

VANCOUVER, British Columbia, Nov. 12, 2015 /PRNewswire/ -- Tahoe Resources Inc. (TSX, BVL: THO; NYSE: TAHO) is pleased to announce financial results for the quarter ending September 30, 2015 and to provide a production update for operations in Guatemala and Peru.

Highlights for the third quarter of 2015 include (all amounts in U.S. dollars unless otherwise stated):

  Silver production from Escobal was 5.8 million ounces (moz) in concentrate for the quarter, and 14.9 moz for year to date 2015.
  Gold production from La Arena was 57,415 ounces in doré for the quarter and 117,697 ounces from April 1 to date.
  Total revenue of $145.7 million generated from metal sales at total operating costs of $105.6 million resulted in mine operating earnings of $40.1 million.
  Net earnings for the quarter amounted to $13.3 million or $0.06 per share.
  Operating cash flow before changes in working capital was $53.0 million or $0.23 per share.
  Sales consisted of 5.5 moz of silver, 59,814 ounces of gold, 2,557 tonnes of lead and 2,753 tonnes of zinc.
  Total cash costs net of byproduct credits were $6.75 per silver ounce produced and $548 per gold ounce produced.
  All-in sustaining costs (AISC) net of byproduct credits were $9.72 per silver ounce produced and $729 per gold ounce produced.
  $13.6 million was returned to shareholders through monthly dividends during the quarter, and a total of $36.1 million year to date.
  Cash and cash equivalents at quarter-end were $110.6 million.
  The Company reconfirms its production guidance for the year released April 13, 2015.

"Both Escobal and La Arena continue to produce at very low operating costs," said Tahoe Executive Chair Kevin McArthur. "In addition, we set a new quarterly production record of 5.8 million ounces of silver at Escobal, while achieving record revenues of $145.7 million, and we nearly broke the prior cash flow record, despite lower metals prices. Our balance sheet remains very strong and the construction at Shahuindo is on track for the first gold pour in early 2016," he added.

The earnings of $0.06 per share includes the impact of approximately ($0.02) per share relating to depreciation of the Rio Alto acquisition price, net of taxes; ($0.02) per share non-recurring costs relating to ongoing reorganization; ($0.02) for non-cash foreign currency and other non-cash adjustments; and ($0.01) related to metal price adjustments. The impact of lower royalties in Guatemala will be reflected in the fourth quarter and year-end results.

Shahuindo Development Update

Construction is advancing on schedule at the Shahuindo project in Peru. The phase one leach pad is nearing completion to accommodate the first year of production. ADR plant construction is advancing on schedule to accommodate the 10,000 tonne per day (tpd) production rate, and we expect the plant to be ready to process pregnant solution late in the fourth quarter of 2015. Permitting and construction of ancillary facilities are on track to allow doré production to begin in the first quarter of 2016 as planned, and we expect phase one to be completed within budget. Construction photos are available in the corporate presentation on Tahoe's website at www.tahoeresources.com.

Drilling external to the phase one pit continues to provide confirmation of the resource and the potential for expansion. We expect to publish a N.I. 43-101 resource and reserve update for Shahuindo in December 2015.

Previous work indicated that processing siltstone hosted ore outside the phase one pit would require two-stage crushing and agglomeration. Engineering studies are underway to optimize the ultimate mining rate, metallurgical process and economic value for the remainder of the reserve outside the phase one pit. We expect this work to continue into the third quarter of 2016 and will include run-of-mine test heaps on siltstone hosted material before determining if crushing and agglomeration is necessary.

La Arena Operations Update

Mining operations at La Arena continue according to plan, with 3.2 million tonnes of ore mined during the quarter at a strip ratio of 1.83 tonnes of waste per tonne of ore mined to produce 57,415 gold ounces in doré. The average gold grade placed on the pad was 0.63 grams per tonne (g/t).

La Arena – Unit Costs per Tonne

	Q2 '15	Q3 '15
Mine Operations	$5.26	$5.29
Process Operations	$0.95	$0.87
Site General & Admin	$4.03	$3.74
Total	$10.24	$9.91

Note: Figures may not add due to rounding.

Escobal Operations Update

Expansion construction activities are complete and Escobal is operating at the 4500 tpd throughput level. Cost optimization continues as illustrated in the table below, with approximately 20 percent reduction in operating cost from third quarter of 2015 compared to the same period in 2014.

Escobal – Unit Costs per Tonne

	Q3 '14	Q4 '14	Q1 '15	Q2 '15	Q3 '15
Mine Operations	$41.49	$42.38	$40.03	$38.01	$38.81
Process Operations	$30.36	$32.94	$25.61	$21.67	$22.06
Site General & Admin	$21.38	$20.83	$18.00	$15.24	$15.63
Total	$93.23	$96.14	$83.63	$74.93	$76.50
Average Tonnes per Day	3,710	3,474	3,724	4,288	4,446
Average Ag Ore Grade (g/t)	547	585	500	422	508

Note: Figures may not add due to rounding.

Guatemala Mining Royalty

Guatemala's Constitutional Court confirmed that the 10 percent mining royalty that Congress passed in late 2014 was unconstitutional and that the original one percent royalty mandated under the 1996 Mining Law was still in force.

At the request of Guatemala's Chamber of Commerce and other parties, on November 5, 2015, the Court issued a clarification of its Sept. 17, 2015 opinion relating to the 2015 budget bill that amended the mining royalty law. The Court stated that the original one percent royalty on precious metals as pronounced in the 1996 Mining Law is still in force and that Congress did not have authority to displace the mining law royalty with the budget bill legislation. The sub-secretary of the Constitutional Court stated, "The taxes are still in force and the taxes should be paid based on the mining law." The official ruling has yet to be published.

The Company has been accruing a 10 percent net smelter return (NSR) royalty since January 1, 2015. The actual cash payment of 2015 royalties is not due and payable until January of 2016. Once the ruling is published and the Company has an opportunity to fully evaluate and confirm the impact of the ruling, an adjustment will be made to the accrual.

Mr. McArthur said, "This is good news for the Company, the mining industry, our local communities and for international investment in Guatemala. We are encouraged that the Court recognized the budget bill was an inappropriate vehicle to amend the existing mining law."

"As a whole, the mining industry felt that the 10 percent NSR royalty rate was punitive in the face of dropping metals prices, but even worse, the legislation undermined the prior Mining Law, taking voluntary royalty payments away from our local communities and sending them to Guatemala City. We look forward to working with the Ministry of Energy and Mines (MEM) and our local communities to uphold the existing law and to eventually return to a reasonable royalty regime," added Mr. McArthur.

Other Guatemala News

On November 9, 2015 the Supreme Court of British Columbia issued a ruling declining jurisdiction in regards to a tort claim filed against the Company in British Columbia relating to claims arising in Guatemala.

Seven Guatemalan nationals commenced a civil action in the Supreme Court of British Columbia on June 18, 2014, seeking personal injury and punitive damages from the Company for injuries that they allegedly suffered in an altercation with security personnel at the Escobal mine on April 27, 2013. In its decision in favor of Tahoe, the Supreme Court stated, "Guatemala is clearly the more appropriate forum for determination of matters in this dispute."

Conference Call

Tahoe's senior management will host a conference call to discuss the third quarter results on Friday, November 13, 2015 at 7:00 a.m. PST. To join the call please dial 1-800-319-4610 (toll free from Canada and the U.S.) or +1-604-638-5340 (from outside Canada and the U.S.). A recording of the call will be available later that day at the Company's website.

Complete financial results as well as the Company's management's discussion and analysis (MD&A) and other filings will be filed on SEDAR (www.sedar.com) and the Company's website at www.tahoeresources.com.

About Tahoe Resources Inc.

Tahoe's strategy is to responsibly operate precious metals mines, to pay significant shareholder dividends and to grow by developing long-term, low-cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the GDX and Russell 3000 on the NYSE. The Company is listed on the TSX as THO, the NYSE as TAHO and on the Bolsa de Valores de Lima (BVL) as THO in Peru.

Qualified Person Statement

Technical information in this news release has been approved by Charlie Muerhoff, Vice President Technical Services, a Qualified Person as defined by National Instrument 43-101.

Cautionary Notes Regarding Non-GAAP and Additional GAAP Measures

This press release refers to total cash costs and all-in sustaining costs, which are non-GAAP financial measures. Quantitative reconciliations from such non-GAAP financial measures to the most directly comparable measures presented in Tahoe's financial statements are provided in the Company's MD&A for the third quarter of 2015.

Additional GAAP measures, including mine operating earnings and cash provided operating activities before changes in working capital are those measures which management believes that, in addition to conventional measures prepared in accordance with GAAP certain investors use to evaluate the Company's performance. The calculation of these measures is also disclosed in the Company's MD&A for the third quarter of 2015.

The Company's MD&A will be available on SEDAR and at www.tahoeresources.com/investors.

Forward-Looking Statements

This release contains "forward-looking information" within the meaning of applicable Canadian securities legislation, and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements. The words "believe", "expect", "anticipate", "contemplate", "target", "plan", "intend", "continue", "budget", "estimate", "may", "will", "schedule" and similar expressions or statements identify forward-looking statements. Forward-looking statements include, but are not limited to, statements and/or information related to: the Company's liquidity position and sufficiency of cash from operations to fund repayment of outstanding debt; the expected working capital requirements, the sufficiency of capital resources and the possibility of considering alternative financing arrangements to meet strategic needs; the 2015 operations outlook and production guidance, including estimated unit costs per ounce of silver and gold and estimated capital costs; assessment of future reclamation obligations; exploration and review of prospective mineral acquisitions; changes in Guatemalan and Peruvian mining laws and regulations; the timing and results of court proceedings; the expected increases in mill operations at the Escobal mine; the timing for the installation and commissioning of the second primary ventilation fan at the Escobal mine; the timing of completion of the leach pad and waste dump expansion at La Arena; alternatives to two-stage crushing and agglomeration at Shahuindo; and the anticipated timing of updated mineral resource and mineral reserve estimates and commencement of commercial operations at Shahuindo.

Forward-looking statements are based on the reasonable assumptions, estimates, analyses and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Management believes that the assumptions and expectations reflected in such forward-looking statements are reasonable. Assumptions have been made regarding, among other things: the Company's ability to carry on exploration and development activities, including construction; the timely receipt of required approvals; the price of silver, gold and other metals; prices for key mining supplies, including labor costs and consumables, remaining consistent with the Company's current expectations; production meeting expectations and being consistent with estimates; plant, equipment and processes operating as anticipated; there being no material variations in the current tax and regulatory environment; the Company's ability to operate in a safe, efficient and effective manner; the exchange rates among the Canadian dollar, Guatemalan quetzal, Peruvian nuevo sol and the United States dollar remaining consistent with current levels; and the Company's ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include but are not limited to: the Company's dependence on the Escobal and La Arena mines; the post-merger integration of finances and operations; the fluctuation of the price of silver, gold and other metals; changes in national and local government legislation, taxation and controls or regulations; social unrest, and political or economic instability in Guatemala and/or Peru; the availability of additional funding as and when required; the speculative nature of mineral exploration and development; the timing and ability to maintain and, where necessary, obtain necessary permits and licenses; the uncertainty in the estimation of mineral resources and mineral reserves; the uncertainty in geologic, hydrological, metallurgical and geotechnical studies and opinions; infrastructure risks, including access to water and power; the impact of inflation; changes in the administration of governmental regulation, policies and practices; environmental risks and hazards; insurance and uninsured risks; land title risks; risks associated with illegal mining activities by unauthorized individuals on the Company's mining or exploration properties; risks associated with competition; risks associated with currency fluctuations; contractor, labor and employment risks; dependence on key management personnel and executives; the timing and possible outcome of pending or threatened litigation; the risk of unanticipated litigation; risks associated with the repatriation of earnings; risks associated with negative operating cash flow; risks associated with the Company's hedging policies; risks associated with dilution; and risks associated with effecting service of process and enforcing judgments. For a further discussion of risks relevant to the Company, see the Company's Annual Information Form available on SEDAR under the heading "Description of Our Business – Risk Factors".

Although management has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There is no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5807

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